[OUTERWALL LETTERHEAD]

August 24, 2016

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Outerwall Inc.

Schedule 14D-9

Amendment No. 1 to Schedule 14D-9

Filed August 5, 2016

Amendment No. 2 to Schedule 14D-9

Filed August 9, 2016

Amendment No. 3 to Schedule 14D-9

Filed August 15, 2016

File No. 005-52865

Dear Mr. Panos:

Outerwall Inc. (the “Company”) is pleased to respond to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) review of the Company’s Schedule 14D-9, as amended (the “Schedule 14D-9”), outlined in your letter dated August 18, 2016. We have repeated your comments below in italics and have included our responses to each. Capitalized terms used herein and not otherwise defined herein have the meanings assigned to such terms in the Schedule 14D-9.

Schedule 14D-9 filed August 5, 2016, as amended

Arrangements between the Company and its Executive Officers, Directors and Affiliates, page 4

1.	Please revise, if applicable, to provide the following additional detail: (i) a summary of any material discussions and negotiations involving retention and/or continuing relationship involving the filing persons and Outerwall’s executive officers and/or directors, and (ii) the identity of any executive officer(s) and/or director(s) who have been identified by the filing persons for retention.

Response: Other than as discussed on page 6 of the Schedule 14D-9 regarding Mr. Prusch’s agreement to be bound by non-compete provisions for a period of two years following the closing of the Outerwall Merger and the related addendum to his change of control agreement with the Company entered into on August 2, 2016, there have been no material discussions and negotiations involving retention and/or continuing relationship involving Management VIII, Parent, Outerwall Merger Sub or Redbox Merger Sub and the Company’s executive officers and/or directors. At the current time, there are no agreements, arrangements or understandings by Management VIII, Parent, Outerwall Merger Sub or Redbox Merger Sub to retain any Company executive officers and/or directors. A representative of Management VIII has had preliminary discussions with executive officers of the Company after the announcement of the Transactions and commencement of the Offer about the possible continued employment of those individuals and potential changes to the management of the Company and its affiliates following the closing of the Mergers. However, no agreements or understandings have been reached, and no specific individuals have been designated for retention at this time.

Background of the Offer; Reasons for the Recommendation of the Board

Background of the Offer, page 13

2.	In the interest of providing context to the sale process, please quantify the number of potential bidders with whom you entered into non-disclosure agreements and describe the “additional Company-related materials” provided.

Response: Concurrently with this letter, the Company is filing Amendment No. 4 to the Schedule 14D-9, which includes in the amended and supplemented “Item 4—The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer” disclosure of the number of potential bidders with whom the Company entered into non-disclosure agreements and a description of the additional Company-related materials provided to such potential bidders.

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in the filing; the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other members of the Staff have any further questions or comments concerning the Company’s responses, please contact me at (425) 943-8161.

Sincerely,

/s/ Donald R. Rench

Donald R. Rench
Chief Legal Officer, General Counsel and Corporate Secretary

cc:	Jens M. Fischer

Perkins Coie LLP

Matthew M. Guest

Wachtell, Lipton, Rosen & Katz